20801 Biscayne Boulevard
Suite 403
Miami, FL 33180
866.326.3000
November 11, 2013

Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Intelligent Living Inc.

Dear Mr. Shenk:

In response to your correspondence of October 17, 2013, the management of Intelligent Living Inc. is aware of certain accounting irregularities stemming from transactions occurring prior to the Share Exchange Agreement between FEEL Golf Co., Inc. and Intelligent Living Inc. on April 5th 2013.

Management has been attempting to address these issues as pointed out in your correspondence with the auditor responsible for the recording of these transactions with little to no success to this point.

Prior to receiving your letter, management was in the process of engaging a new auditor to review the statements in question and revise, amend and restate these financial disclosures as soon as the review is concluded.

It is the intention of Intelligent Living Inc. management to properly file the required 10Q for the third quarter ended September 30, 2013, then restate the periods in question as necessary up until the third quarter of 2013 and finally restate the third quarter information bringing all information to a correct and current status.

The management of Intelligent Living Inc. understand that; (i) the responsibility for adequacy and accuracy of all filings rests with management; (ii) any changes to disclosures in response to staff comments do not imply satisfaction or foreclose the Commission from taking any action with respect to the filings in question; (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Very truly yours,

Victoria D. Rudman

CEO

Intelligent Living Inc.